

November 15, 2023

Scott B. Flaherty
Chief Financial Officer
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

      Re: Willis Lease Finance Corporation
           Form 10-K for Fiscal Year December 31, 2022
           File No. 001-15369

Dear Scott B. Flaherty:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Position, Liquidity and Capital Resources
Cash Flows Discussion, page 30

1.   Cash flows provided by operating activities increased from $90.7 million in fiscal 2021 to $144.4 million in fiscal 2022, and in the Form 10-Q for the interim period ended September 30, 2023 increased from $82.6 million in fiscal 2022 to $169.0 million in fiscal 2023. Please provide a comparative analysis of material changes in operating cash flows for all annual and interim periods presented. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors cited.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services